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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[PEACE ARCH LOGO]

May 22, 2002

FOR IMMEDIATE RELEASE

PEACE ARCH ANNOUNCES LETTER OF INTENT
TO ACQUIRE TELEVISION LIBRARY AND APPOINTMENT OF
NEW YORK BASED INVESTMENT BANKER

VANCOUVER, BC—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), a leading independent television production company in Canada, today announced that it has entered into a Letter of Intent to acquire the business of a private U.S. company that owns a rapidly-growing library of factual and documentary television programming. The Letter of Intent is subject to certain conditions, including completion of a satisfactory due diligence review by both parties, execution of formal documentation and regulatory approvals. The transaction is also subject to the completion of a minimum equity financing of US $2.3 million by July 31, 2002. Proceeds from the financing are intended to be used for general working capital purposes and to acquire additional programming assets.

The library that Peace Arch is proposing to acquire is represented to contain various rights to approximately 85 hours of current, high quality, documentary television programs, with an aggregate production value of approximately US $13 million. Peace Arch is further advised that additional production is currently underway, which will form part of the acquired library and that the programming has been licensed to leading US networks, including The Discovery Channel. Peace Arch will be focusing on worldwide distribution outside of North America. The purchase price will be determined upon completion of an independent valuation and will be paid for with a combination of cash, capital stock and/or debt.

The Letter of Intent also contemplates that Peace Arch's management team will be supplemented and its Board of Directors reconstituted in order to strengthen the Company's expertise in certain areas of television program exploitation and project finance.

"This acquisition represents the first stage of our plan to grow our programming library and strengthen the Company's distribution capabilities," stated Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group Inc. "The purchase will complement our existing library of factual and documentary programming and will provide the critical mass necessary to optimize sales efforts and improve our control over program exploitation."

Cameron White, Chairman of Peace Arch Entertainment Group Inc., commented, "Our industry has gone through a very difficult time during the past two years. Having weathered the storm, Peace Arch is well-positioned to take advantage of the growing demand for new and compelling programming. The steps we have taken to expand our programming library and secure expansion capital should bolster our competitive advantages in the marketplace."

Peace Arch also announced today that it has engaged a New York based investment banking firm to act in a financial advisory capacity and to assist with the proposed financing.

"The proposed financing represents yet another significant step as we continue to strengthen the Company's balance sheet and provide the necessary resources to expand our business" commented Garth Albright, Chief Financial Officer of Peace Arch Entertainment Group Inc.

Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary television programming for worldwide markets and is headquartered in Vancouver, British Columbia. Additional information on its award-winning television series, feature films and documentaries can be found on the Company's website at www.peacearch.com.

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:	For investor inquiries, please contact:
Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: (604) 681-9308 Email: cappleby@peacearch.com	RJ Falkner & Company, Inc. Investor Relations Counsel Tel: (800) 377-9893 Email: info@rjfalkner.com

PEACE ARCH ENTERTAINMENT GROUP INC.
Suite 500 - 56 East 2nd Avenue, Vancouver, BC Canada V5T 1B1
Tel: 604 681-9308 Fax: 604 681-3299 www.peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)

Date May 22, 2002	By	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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FORM 6-K
PEACE ARCH ANNOUNCES LETTER OF INTENT TO ACQUIRE TELEVISION LIBRARY AND APPOINTMENT OF NEW YORK BASED INVESTMENT BANKER
SIGNATURES
GENERAL INSTRUCTIONS